By Electronic Mail Only

May 9, 2022

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission (the “SEC”)

Division of Corporation Finance

Re:	Datasea Inc.
Form 10-K for fiscal year ended June 30, 2021
Filed September 28, 2021
File No. 001-38767

Dear Ms. Collins:

Reference is made to the staff’s comment letter dated April 13, 2022 pertaining to the above-referenced 10-K. The Company respectively requests until May 31, 2022 to respond to the Comment Letter.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (917) 226-2913.

Sincerely,

By:	/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer